Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333- 236254

BABCOCK & WILCOX ENTERPRISES, INC.
US $120,000,000

8.125% Senior Notes Due 2026
Final Term Sheet

Issuer:	Babcock & Wilcox Enterprises, Inc.

Securities:	8.125% Senior Notes Due 2026 (the “Notes”)

Type:	SEC Registered

Trade Date:	February 10, 2021

Settlement Date:	February 12, 2021

Listing:	Expected NYSE “BWSN”

Size:	$120,000,000

Option:	$5,000,000

Maturity Date:	February 28, 2026

Annual Coupon:	8.125%, paid quarterly in arrears

Interest Payment Dates:	January 31, April 30, July 31 and October 31, commencing April 30, 2021, and at maturity.

Price to the Public:	100%

Day Count:	30/360

Optional Redemption:	The Notes may be redeemed for cash in whole or in part at any time at the issuer’s option (i) on or after February 28, 2022 and prior to February 28, 2023, at a price equal to $25.75 per Note, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after February 28, 2023 and prior to February 29, 2024, at a price equal to $25.50 per Note, plus accrued and unpaid interest to, but excluding, the date of redemption, (iii) on or after February 29, 2024 and prior to February 28, 2025, at a price equal to $25.25 per Note, plus accrued and unpaid interest to, but excluding, the date of redemption and (iv) on or after February 28, 2025 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption.

Minimum Denomination / Multiples:	$25.00/$25.00

CUSIP/ISIN:	05614L 308/US05614L3087

Book-Running Managers:	B. Riley Securities, D.A. Davidson & Co., Janney Montgomery Scott, Ladenburg Thalmann, National Securities Corporation

Co-Managers:	Aegis Capital Corp., Boenning & Scattergood, Huntington Capital Markets, and Kingswood Capital Markets, division of Benchmark Investments, Inc.

Private Placement:	On the Settlement Date, B. Riley Financial, Inc. will exchange $35 million principal amount of Tranche A term loan of the Issuer for $35 million principal amount of Notes, in a transaction exempt from registration under the Securities Act of 1933, as amended.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a base prospectus dated February 13, 2020) and a preliminary prospectus supplement dated February 9, 2021 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from B. Riley Securities, Inc. by calling (703) 312-9580 or by emailing prospectuses@brileysecurities.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.